05042168

SEC MAIL RECEIVED PROCESSING FEB 24 2005 WASH, D.C. 179 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM 4/1

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINTEGRA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 EARLE BROWN DRIVE SUITE 550
(No. and Street)

MINNEAPOLIS (City) MN (State) 55430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE REPUCCI 763-585-0503
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE + COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVE SOUTH SUITE 2400 (Address) BLOOMINGTON (City) MN (State) 55431-1115 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 13 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/12

OATH OR AFFIRMATION

I, Doreen L. Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTEGRA, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE D HILDRE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Doreen L Weber
Signature

President / CEO
Title

Debbie D. Hildre
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 1,689,950	$ 1,604,042
Deposit with clearing broker	100,796	100,796
Commissions and other receivables	486,160	500,816
Deferred income taxes	20,013	12,275
Refundable income taxes	18,702	-
Other current assets	184,038	60,065
Total Current Assets	2,499,659	2,277,994
PROPERTY AND EQUIPMENT, AT COST		
Computer and other equipment	206,350	196,717
Furniture and fixtures	116,947	91,569
Less: accumulated depreciation	(218,594)	(225,724)
Total Property and Equipment, Net	104,703	62,562
OTHER ASSETS		
Intangibles, net	3,469	2,196
Deposits	5,692	5,692
Deferred income taxes	-	2,035
Total Other Assets	9,161	9,923
TOTAL ASSETS	$ 2,613,523	$ 2,350,479

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 238,815	$ 53,053
Commissions payable	815,277	826,601
Accrued payroll and related taxes	81,196	94,310
Accrued expenses	32,338	8,704
Income taxes payable	-	7,473
Total Current Liabilities	1,167,626	990,141
DEFERRED INCOME TAXES	12,138	-
Total Liabilities	1,179,764	990,141
MEMBERS' EQUITY	1,433,759	1,360,338
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,613,523	$ 2,350,479

See accompanying notes to consolidated financial statements.